Consent of Independent Registered Public Accounting Firm

The Board of Directors
NPS Holdings Limited

We consent to the incorporation by reference in the registration statement on Form F-3 of National Energy Services Reunited Corp. (‘NESR’) of our report dated April 2, 2018, with respect to the consolidated balance sheets of NPS Holdings Limited as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), not included herein, which report appears in the Definitive Proxy Statement on Schedule 14A of NESR.

/s/ KPMG

Mumbai, India

July 16, 2018